SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. __)

WESTPOINT STEVENS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

961238 102/201
(CUSIP Number)

December 11, 2002
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 961238102
1	NAMES OF REPORTING PERSONS: Bank of America Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ___ (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,096,662 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,096,662 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,662 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)       The calculation of this percentage was derived from the information in the Issuer's Quarterly Report on Form 10-Q for the nine month period ended September 30, 2002, filed with the Commission on December 13, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 1, 2002 was 49,650,657.

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CUSIP No. 961238102
1	NAMES OF REPORTING PERSONS: NB Holdings Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ___ (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,096,662 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,096,662 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,662 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(2)      The calculation of this percentage was derived from the information in the Issuer's Quarterly Report on Form 10-Q for the nine month period ended September 30, 2002, filed with the Commission on December 13, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 1, 2002 was 49,650,657.

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CUSIP No. 961238102
1	NAMES OF REPORTING PERSONS: Bank of America, N.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ___ (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federally chartered national banking association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,096,662 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,096,662 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,662 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

(3)      The calculation of this percentage was derived from the information in the Issuer's Quarterly Report on Form 10-Q for the nine month period ended September 30, 2002, filed with the Commission on December 13, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 1, 2002 was 49,650,657.

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CUSIP No. 961238102
1	NAMES OF REPORTING PERSONS: BANA (#1) LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ___ (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,096,662 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,096,662 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,662 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4)       The calculation of this percentage was derived from information in the Issuer's Quarterly Report on Form 10-Q for the nine month period ended September 30, 2002, filed with the Commission on December 13, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 1, 2002 was 49,650,657.

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CUSIP No. 961238102
1	NAMES OF REPORTING PERSONS: Banc of America Strategic Solutions, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 52-1710675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ___ (b) X
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 shares
	6	SHARED VOTING POWER	3,096,662 shares
	7	SOLE DISPOSITIVE POWER	0 shares
	8	SHARED DISPOSITIVE POWER	3,096,662 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,096,662 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%(5)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(5)      The calculation of this percentage was derived from the information in the Issuer's Quarterly Report on Form 10-Q for the nine month period ended September 30, 2002, filed with the Commission on December 13, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 1, 2002 was 49,650,657.

Item 1(a) Name of Issuer:

Westpoint Stevens Inc. (the "Issuer").
Item 1(b) Address of Issuer's Principal Executive Offices:
507 West Tenth Street, West Point, Georgia 31833 USA
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Item 2(a) Name of Person Filing:

            Bank of America Corporation, NB Holdings Corporation, Bank of America, N.A., BANA ( #1) LLC and Banc of America Strategic Solutions, Inc. are filing this Schedule jointly. See Exhibit A to this Schedule.

Item 2(b) Address of Principal Business Office or, if none, Residence:

             Bank of America Corporation is headquartered in Charlotte, North Carolina. It is the holding company for NB Holdings Corporation. Its principal business address is 100 North Tryon Street, Charlotte, North Carolina 28255.

             NB Holdings Corporation is headquartered in Charlotte, North Carolina. It is the holding company for Bank of America, N.A. Its principal business address is 100 North Tryon Street, Charlotte, North Carolina 28255.

             Bank of America, N.A. is headquartered in Charlotte, North Carolina. It owns all of the outstanding ownership interests in BANA (#1) LLC. Its principal business address is 101 South Tryon Street, Charlotte, North Carolina 28255.

             BANA (#1) LLC is headquartered in Charlotte, North Carolina. It owns 60.82% of the voting interests and 82.34% of the equity interests in Banc of America Strategic Solutions, Inc. Its principal business address is 100 NorthTryon Street, 25th Floor, Charlotte, North Carolina 28255.

             Banc of America Strategic Solutions, Inc., is headquartered in Charlotte, North Carolina. Its principal business address is 100 North Tryon Street, Charlotte, North Carolina 28255.

             See Exhibit B to this Schedule.

Item 2(c) Citizenship:

             Bank of America Corporation is a Delaware corporation. NB Holdings Corporation is a Delaware corporation. Bank of America, N.A. is a national banking association. BANA( #1) LLC is a Delaware limited liability company. Banc of America Strategic Solutions, Inc. is a Delaware corporation.

Item 2(d) Title of Class of Securities:

            Common Stock

Item 2(e) CUSIP Number:

            961238 102/201

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or Dealer registered under Section 15 of the Act
(b)  [ ] Bank as defined in section 3(a) (6) of the Act
(c)  [ ] Insurance Company as defined in section 3(a) (19) of the Act
(d)  [ ] Investment Company registered under section 8 of the Investment Company Act
(e)  [ ] Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
(f)  [ ] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g)  [ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
(h)  [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14)
             of the Investment Company Act of 1940

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(j)  [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)

Item 4.  Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

             (a)        Amount beneficially owned by each reporting person: 3,096,662 shares of Common Stock (as of the date of filing).

(b)       Percent of class with respect to each reporting person: 6.2%. The calculation of percentage of beneficial ownership was derived from the information in the Issuer's Quarterly Report on Form
            10-Q for the nine month period ended September 30, 2002, filed with the Commission on
            December 13, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 1, 2002 was 49,650,657.

(c)       Number of shares as to which each reporting person has:

(i)    Sole power to vote or to direct the vote: none.

(ii)   Shared power to vote or to direct the vote: 3,096,662.

(iii)   Sole power to dispose or to direct the disposition of: none.

(iv)   Shared power to dispose or to direct the disposition of: 3,096,662.

Item 5.     Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                   Parent Holding Company or Control Person

               Bank of America Corporation, NB Holdings Corporation and BANA (#1) LLC have filed this Schedule pursuant to Rule 13d-1(c). See Exhibit B to this Schedule.

Item 8.     Identification and Classification of Members of the Group

               Not applicable.

Item 9.     Notice of Dissolution of Group

               Not applicable.

Item 10.   Certifications

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2002	BANK OF AMERICA CORPORATION By: /s/ PAMELA P. REED Name: Pamela P. Reed Title: Assistant Vice President
Date: December 19, 2002	NB HOLDINGS CORPORATION By: /s/ CHARLES BOWMAN Name: Charles Bowman Title: Senior Vice President
Date: December 19, 2002	BANK OF AMERICA, N.A. By: /s/ PAMELA P. REED Name: Pamela P. Reed Title: Assistant Vice President
Date: December 19, 2002	BANA (#1) LLC By: /s/ PAMELA P. REED Name: Pamela P. Reed Title: Assistant Vice President
Date: December 19, 2002	BANC OF AMERICA STRATEGIC SOLUTIONS, INC. By: /s/ SCOTT T. HITCHENS Name: Scott T. Hitchens Title: Vice President

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EXHIBIT A

AGREEMENT

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13G dated December 19, 2002, which relates to the shares of Common Stock of Westpoint Stevens Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated: December 19, 2002

BANK OF AMERICA CORPORATION By: /s/ PAMELA P. REED Name: Pamela P. Reed Title: Assistant Vice President
NB HOLDINGS CORPORATION By: /s/ CHARLES BOWMAN Name: Charles Bowman Title: Senior Vice President
BANK OF AMERICA, N.A. By: /s/ PAMELA P. REED Name: Pamela P. Reed Title: Assistant Vice President
BANA (#1) LLC By: /s/ PAMELA P. REED Name: Pamela P. Reed Title: Assistant Vice President
BANC OF AMERICA STRATEGIC SOLUTIONS, INC. By: /s/ SCOTT T. HITCHENS Name: Scott T. Hitchens Title: Vice President

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EXHIBIT B

Bank of America Corporation owns all of the outstanding shares of NB Holdings Corporation, which in turn owns all of the outstanding stock of Bank of America, N.A. Bank of America, N.A. owns all of the outstanding membership interests in BANA (#1) LLC and is the sole manager of BANA (#1) LLC. BANA (#1) LLC owns 60.82% of voting interests and 82.34% of total equity interests of Banc of America Strategic Solutions, Inc.

Under the terms of a Pledge and Security Agreement with WPS Investors, L.P., Bank of America, N.A. enforced its rights as a secured party and sold 3,096,622 shares of common stock of Westpoint Stevens Inc. at a public sale on December 11, 2002. The purchaser at that sale was Banc of America Strategic Solutions, Inc.

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